Sub-Items 77I & 77Q1(d). Terms of New or Amended Securities

Advantage Funds, Inc. (the "Company")

Dreyfus Strategic Value Fund

Dreyfus Structured Midcap Fund

Dreyfus Technology Growth Fund

Dreyfus Opportunistic Midcap Value Fund

Dreyfus Opportunistic U.S. Stock Fund

(each, a "Fund" and collectively, the "Funds")

Effective March 1, 2016, the Board of Directors of the Company, on behalf of each Fund, approved a proposal to modify the eligibility requirements of the Fund's Class Y shares.

These changes, with respect to each Fund, were reflected in a Supplement to each Fund's Prospectus, filed with the Securities and Exchange Commission (the "SEC") on March 1, 2016 pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

The Funds' revised Rule 18f-3 Plan was filed with the SEC  on March 1, 2016 as Exhibit (n)(1) to Post-Effective Amendment No. 128 to the Company's Registration Statement and is incorporated by reference hereto.